VIA EDGAR

December 19, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Pretium Resources, Inc. Form 40-F for Fiscal Year Ended December 31, 2011 Filed March 13, 2012 File No. 001-35393

We have now furnished our interim results for the period ended June 30, 2012 in a Form 6-K, which were inadvertently not furnished in August 2012.

We acknowledge the following:

(a)	we are responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please contact the undersigned.

Yours truly,

/s/ Joseph Ovsenek

Joseph Ovsenek
Chief Development Officer
& General Counsel

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